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MAR - 1 2017
Washington DC

17009355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.H.Lillian Securities Corp. / Pebus Capital Group. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204 E 3rd STREET
(No. and Street)

Brooklyn	NY	11218
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fletcher — 917-304-3325 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick Garber Sandler, Certified Public Accountants and Advisors
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Fletcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.H. Lillian Securities Corp, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. LILLIAN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

INDEX

J.H. LILLIAN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

INDEX

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have audited the accompanying statement of financial condition of J.H. Lillian Securities Corp. (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2017

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

J.H. LILLIAN SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	17,936
Other assets		95
Total Assets	$	18,031

LIABILITIES

Accrued expenses	$	5,000
Total Liabilites		5,000

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		53,796
(Deficit)		(47,765)
Total stockholder's equity		13,031
Total Liabilities and Stockolder's Equity	$	18,031

See accompanying notes

J.H. LILLIAN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		$ -
Expenses:		
Professional Fees	$ 5,450	
Regulatory Fees	2,393	
Fidelity Bond	472	
State and local minimum taxes	50	8,365
Net Loss		$ (8,365)

See accompanying notes

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2016	10	$ 7,000	$ 41,723	$ (39,400)	$ 9,323
Capital contribution by stockholder			12,073		12,073
Net loss				(8,365)	(8,365)
Balance - December 31, 2016	10	$ 7,000	$ 53,796	$ (47,765)	$ 13,031

See accompanying notes

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

INCREASE IN CASH	
Cash flows from operating activities:	
Net loss	$ (8,365)
Adjustments to reconcile results of net loss to net cash used in operating activities:	
Net Increase in other assets	(90)
Net decrease in due to related party	(1,151)
Net increase in accrued expenses	5,000
Net cash used in operating activities	(4,606)
Cash flows from financing activities	
Capital contribution by stockholder	12,073
Net cash provided by financing activities	12,073
NET INCREASE IN CASH	7,467
Cash - January 1, 2016	10,469
CASH - DECEMBER 31, 2016	$ 17,936

See accompanying notes

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE A - Principal Business Activity

Organization

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis.

On November 23, 2016, 100% of the stock of the Company was acquired by MJS Capital Acquisition Partners, LLC.

In January 2017, the Company's certificate of incorporation was amended to change the name of the Company to Rebus Capital Group, Inc.

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account.

Income Taxes

Prior to November 23, 2016, the Company filed its federal and state income tax returns under the provisions of Subchapter "S" of the Internal Revenue Code pursuant to which the results of its operations were reported on the individual income tax returns of its shareholder and any federal and state income taxes thereon were payable by them. As a result of the acquisition by MJS Capital Acquisition Partners, the Subchapter "S" election was terminated on November 23, 2016 and the Company's federal, state and local income taxes became payable at the corporate level. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

(continued)

Related Party Transactions

The Company previously operated on the premises of a related entity under common ownership and received certain additional administrative support from the related entity through November 30, 2016. During the year ended December 31, 2016, total support amounted to $450.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $12,936, which was $7,936 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .3865 to 1 at December 31, 2016.

NOTE D - Income Taxes

The Company's current tax provision is comprised of state and local minimum taxes.

As of December 31, 2016, the Company has recorded a valuation allowance of $2,242 against the federal deferred tax assets relating to net operating loss carryforwards which expire in 2036. The Company also has various amounts of state and local net operating loss carryforwards expiring through 2036. Of the $44,366 of New York City net operating losses, $37,961 is subject to the limitations under section 382 of the Internal Revenue Code. The Company has also provided valuation allowances for the state and local net operating carryforwards. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

SCHEDULE 1

J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Net Capital:	
Common stock	$ 7,000
Additional paid-in capital	53,796
(Deficit)	(47,765)
Total stockholder's equity before nonallowable assets	13,031
Less: Non-Allowable Assets	(95)
Net Capital	12,936
Minimum net capital required	5,000
Excess net capital	$ 7,936
Capital Ratio:	
Aggregate indebtedness to net capital	.3865 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 12,936
Adjustments	-
Net capital as per above	$ 12,936

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II focus filing as of December 31, 2016.

J.H. LILLIAN SECURITIES CORP.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.H. Lillian Securities Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2017

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

J.H. Lillian Securities Corp.
204 E 3rd Street
Brooklyn, NY 11218

Assertions Regarding Exemption Provisions

J.H. Lillian Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To our best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and
(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, John Fletcher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

John Fletcher
CEO

February 27, 2017